Exhibit 99.2

MARATHON OIL CORPORATION

MID-CONTINENT AREA

Estimated

Future Reserves

Attributable to Certain

Leasehold Interests

SEC Parameters

As of

December 31, 2016

/s/ Scott J. Wilson
Scott J. Wilson, P.E., M.B.A.
Colorado License No. 36112
Senior Vice President
[SEAL]
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

TBPE REGISTERED ENGINEERING FIRM F-1580		FAX (303) 623-4258
621 SEVENTEENTH STREET SUITE 1550	DENVER, COLORADO 80293	TELEPHONE (303) 623-9147

January 8, 2018

Marathon Oil Corporation
5555 San Felipe
P.O. Box 3128
Houston, Texas 77253-3128

Gentlemen:

At the request of Marathon Oil Corporation (Marathon), Ryder Scott Company, L.P. (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves as of December 31, 2016 prepared by Marathon’s engineering and geological staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our reserves audit, completed on January 8, 2018 and presented herein, was prepared for public disclosure by Marathon in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves shown herein represent Marathon’s estimated net reserves attributable to the leasehold interests in certain properties owned by Marathon and reviewed by Ryder Scott, as of December 31, 2016. The properties reviewed by Ryder Scott incorporate Marathon’s reserve determinations and are located in the states of Montana and North Dakota.

The properties reviewed by Ryder Scott account for a portion of Marathon’s total net proved reserves as of December 31, 2016. The properties reviewed by Ryder Scott and included in this letter were limited to Marathon’s Mid-Continent Area assets as specified by Marathon.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves and/or Reserves Information prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities and/or Reserves Information.” Reserves Information may consist of various estimates pertaining to the extent and value of petroleum properties.

Based on our review, including the data, technical processes and interpretations presented by Marathon, it is our opinion that the overall procedures and methodologies utilized by Marathon in preparing their estimates of the proved reserves as of December 31, 2016 comply with the current SEC regulations

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Marathon Oil Corporation - Mid-Continent Area
January 8, 2018

and that the overall proved reserves for the reviewed properties as estimated by Marathon are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

The estimated reserves presented in this report are related to hydrocarbon prices. Marathon has informed us that in the preparation of their reserve projections, as of December 31, 2016, they used average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered may differ significantly from the estimated quantities presented in this report. The net reserves as estimated by Marathon attributable to Marathon's interest in properties that we reviewed are summarized below:

SEC PARAMETERS
Estimated Net Reserves
Certain Leasehold Interests – Mid-Continent Assets of
Marathon Oil Corporation

As of December 31, 2016

	Proved
	Developed Producing	Undeveloped	Total Proved
Audited by Ryder Scott Net Reserves
Oil/Condensate – MBarrels	13,469	22,636	36,105
Plant Products – MBarrels	20,873	30,674	51,547
Gas – MMCF	220,163	278,333	498,496

Liquid hydrocarbons are expressed in standard 42 gallon barrels and shown herein as thousands of barrels (MBarrels). All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that

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Marathon Oil Corporation - Mid-Continent Area
January 8, 2018

the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Marathon’s request, this report addresses only the proved reserves attributable to the properties reviewed herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, could be more or less than the estimated amounts.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used individually or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as

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Marathon Oil Corporation - Mid-Continent Area
January 8, 2018

not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves, prepared by Marathon, for the properties that we reviewed were estimated by performance methods, analogy, or a combination of methods. Approximately 100 percent of the proved producing reserves attributable to producing wells and/or reservoirs that we reviewed were estimated by performance methods. These performance methods include, but may not be limited to, decline curve analysis which utilized extrapolations of historical production and pressure data available through December 2016, in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by Marathon and were considered sufficient for the purpose thereof.

Approximately 100 percent of the proved undeveloped reserves that we reviewed were estimated by analogy.

To estimate economically recoverable proved oil and gas reserves, many factors and assumptions are considered including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in conducting this review.

As stated previously, proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. To confirm that the proved reserves reviewed by us meet the SEC requirements to be economically producible, we have reviewed certain primary economic data utilized by Marathon relating to hydrocarbon prices and costs as noted herein.

The hydrocarbon prices furnished by Marathon for the properties reviewed by us are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period

The initial SEC hydrocarbon prices in effect on December 31, 2016 for the properties reviewed by us were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used by Marathon for the geographic area(s) reviewed by us.

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Marathon Oil Corporation - Mid-Continent Area
January 8, 2018

The product prices which were actually used by Marathon to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used by Marathon were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Marathon.

The table below summarizes Marathon’s net volume weighted benchmark prices adjusted for differentials for the properties reviewed by us and referred to herein as Marathon’s “average realized prices.” The average realized prices shown in the table below were determined from Marathon’s estimate of the total future gross revenue before production taxes for the properties reviewed by us and Marathon’s estimate of the total net reserves for the properties reviewed by us for the geographic area. The data shown in the table below is presented in accordance with SEC disclosure requirements for each of the geographic areas reviewed by us.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
North America
	Oil/Condensate	WTI Cushing	$42.75/Bbl	$41.04/Bbl
United States	NGLs	WTI Cushing	$42.75/Bbl	$15.22/Bbl
	Gas	Henry Hub	$2.49/MMBTU	$2.50/MCF

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Marathon’s individual property evaluations.

Accumulated gas production imbalances, if any, were not taken into account in the proved gas reserve estimates reviewed. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Operating costs furnished by Marathon are based on the operating expense reports of Marathon and include only those costs directly applicable to the leases or wells for the properties reviewed by us. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. Additional gathering and transportation fees were included in the operating costs. The operating costs furnished by Marathon were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Marathon. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs furnished by Marathon are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished by Marathon were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Marathon. The estimated net cost of abandonment after salvage was included by Marathon for properties where abandonment costs net of salvage were significant. Marathon’s estimates of the net abandonment costs were accepted without independent verification. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Marathon’s estimate.

The proved undeveloped reserves for the properties reviewed by us have been incorporated herein in accordance with Marathon’s plans to develop these reserves as of December 31, 2016. The

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Marathon Oil Corporation - Mid-Continent Area
January 8, 2018

implementation of Marathon’s development plans as presented to us is subject to the approval process adopted by Marathon’s management. As the result of our inquiries during the course of our review, Marathon has informed us that the development activities for the properties reviewed by us have been subjected to and received the internal approvals required by Marathon’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Marathon. Additionally, Marathon has informed us that they are not aware of any legal, regulatory, or political obstacles that would significantly alter their plans. While these plans could change from those under existing economic conditions as of December 31, 2016, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by Marathon were held constant throughout the life of the properties.

Marathon’s forecasts of future production rates are based on historical performance from wells currently on production. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used by Marathon to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Marathon. Wells or locations that are not currently producing may start producing earlier or later than anticipated in Marathon’s estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Marathon’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a review of the properties in which Marathon owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included by Marathon for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Certain technical personnel of Marathon are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner.

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Marathon Oil Corporation - Mid-Continent Area
January 8, 2018

We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.

Marathon has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In performing our audit of Marathon’s forecast of future proved production, we have relied upon data furnished by Marathon with respect to property interests owned, production from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Marathon. We consider the factual data furnished to us by Marathon to be appropriate and sufficient for the purpose of our review of Marathon’s estimates of reserves. In summary, we consider the assumptions, data, methods and analytical procedures used by Marathon and as reviewed by us appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

Audit Opinion

Based on our review, including the data, technical processes and interpretations presented by Marathon, it is our opinion that the overall procedures and methodologies utilized by Marathon in preparing their estimates of the proved reserves as of December 31, 2016 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Marathon are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards. Ryder Scott found the processes and controls used by Marathon in their estimation of proved reserves to be effective and we found no bias in the utilization and analysis of data in estimates for these properties.

We were in reasonable agreement with Marathon's estimates of proved reserves for the properties which we reviewed; although in certain cases there was more than an acceptable variance between Marathon's estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to Marathon when its reserve estimates were prepared. However not withstanding, it is our opinion that on an aggregate basis the data presented herein for the properties that we reviewed fairly reflects the estimated net reserves owned by Marathon.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Marathon Oil Corporation - Mid-Continent Area
January 8, 2018

authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Marathon. Neither we nor any of our employees have any financial interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this audit, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the review of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Marathon.

Marathon makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Marathon has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Marathon of the references to our name as well as to the references to our third party report for Marathon, which appears in the December 31, 2016 annual report on Form 10-K of Marathon. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Marathon.

We have provided Marathon with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Marathon and the original signed report letter, the original signed report letter shall control and supersede the digital version.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Marathon Oil Corporation - Mid-Continent Area
January 8, 2018

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Scott J. Wilson

Scott J. Wilson, PE, MBA
Colorado License No. 36112
        Senior Vice President            [SEAL]

SJW (DCR)/pl

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Scott James Wilson was the primary technical person responsible for the estimate of the reserves, future production, and income presented herein.

Mr. Wilson, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2000, is a Senior Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Wilson served in a number of engineering positions with Atlantic Richfield Company. For more information regarding Mr. Wilson's geographic and job specific experience, please refer to the Ryder Scott Company website at https://www.ryderscott.com/company/employees/denver-employees.

Mr. Wilson earned a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines in 1983 and an MBA in Finance from the University of Colorado in 1985, graduating from both with High Honors. He is a registered Professional Engineer by exam in the States of Alaska, Colorado, Texas, and Wyoming. He is also an active member of the Society of Petroleum Engineers; serving as co-Chairman of the SPE Reserves and Economics Technology Interest Group, and Gas Technology Editor for SPE's Journal of Petroleum Technology. He is a member and past chairman of the Denver section of the Society of Petroleum Evaluation Engineers. Mr. Wilson has published several technical papers, one chapter in Marine and Petroleum Geology and two in SPEE monograph 4, which was published in 2016. He is the primary inventor on four US patents and won the 2017 Reservoir Description and Dynamics award for the SPE Rocky Mountain Region.

In addition to gaining experience and competency through prior work experience, several state Boards of Professional Engineers require a minimum number of hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Wilson fulfills as part of his registration in four states. As part of his continuing education, Mr. Wilson attends internally presented training as well as public forums relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, and Final Rule released January 14, 2009 in the Federal Register. Mr. Wilson attends additional hours of formalized external training covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering and petroleum economics evaluation methods, procedures and software and ethics for consultants.

Based on his educational background, professional training and more than 30 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Wilson has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

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